

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Via E-mail
Melvin E. Wentz
Chief Executive Officer
Wind Energy America, Inc.
12100 Singletree Lane, Suite 100
Eden Prairie, MN 55344

      Re: Wind Energy America, Inc.
             Item 4.01 Form 8-K
             Filed March 30, 2011
             File No. 000-09996

Dear Mr. Wentz:

We have reviewed your Form 8-K filed on March 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated March 18, 2011

1. Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. Reference is made to Item 304(a)(1)(i) and (iii) of Regulation S-K.

2. Revise to disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Reference is made to Item 304(a)(1)(ii) of Regulation S-K.

3. Revise to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election, or was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Reference is made to Item 304(a)(1)(iv) of Regulation S-K.

4. If a new auditor has been engaged please disclose the name and date of engagement. If not, when a new auditor is engaged, please disclose in a new 8-K. Please also disclose consultations between you and the new auditor, if any. Reference is made to Item 304(a)(2) of Regulation S-K.

5. Please include the required letter from your former auditor as an exhibit to the amended Form 8-K. Reference is made to Item 304(a)(3) of Regulation S-K.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief